07007237

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

restated

SEC FILE NUMBER
8-01447

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED DEC 11 2007 WASH. D.C. 100 SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stifel, Nicolaus & Company, Incorporated**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	MO	63102-2188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer (314) 342-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 S 4th Street	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Stifel, Nicolaus & Company, Incorporated, for the year ended December 31, 2006, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors, which are, classified as customers accounts (debits $12,724,294 and credits $347,250).

Bernard N Burkemper
Signature

Chief Financial Officer
Title

SUE HANNA
My Commission Expires 10/01/2009
NOTARY PUBLIC
NOTARY SEAL
05452943
St. Louis County
STATE OF MISSOURI

Notary Public

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' Report
- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☒ (c) Consolidated Statement of Operations
- ☒ (d) Consolidated Statement of Cash Flows
- ☒ (e) Consolidated Statement of Changes in Stockholder's Equity
- ☒ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ Notes to Consolidated Financial Statements
- ☒ (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☒ (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☒ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (included in items g and h)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable)
- ☒ (o) Supplemental Report on Internal Control
- ☒ (p) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation
- ☒ (q) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006 (As Restated)

AND

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL (As Restated)

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

STIFEL, NICOLAUS & COMPANY, INCORPORATED
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2000

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STIFEL, NICOLAUS & COMPANY, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

As of December 31, 2006

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 4900
Fax: +1 314 342 1100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel, Financial Corp.) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Stifel, Nicolaus & Company, Incorporated and Subsidiaries at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. As discussed in Note F, the computation of net capital as of December 31, 2006 has been restated.

Deloitte & Touche LLP

February 28, 2007, except for Notes F and O which are September 7, 2007

STIFEL, NICOLAUS & COMPANY, INCORPORATED
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2006

Cash and cash equivalents		$ 14,726,487
Cash segregated under federal and other regulations		18,096
Securities purchased under agreements to resell		156,144,667
Receivable from brokers and dealers:		
Securities failed to deliver		36,231,379
Deposits paid for securities borrowed		35,646,405
Clearing organizations		62,218,273
		134,096,057
Receivable from customers, net of allowance for doubtful receivables of $306,624		274,269,403
Securities owned, at fair value		86,737,390
Securities owned and pledged, at fair value		250,432,576
		337,169,966
Memberships in exchanges		168,000
Due from affiliates		1,975,293
Loans and advances to investment executives and other employees, net of allowance for doubtful receivables from former employees of $673,687		24,507,242
Deferred tax asset		7,916,399
Other assets		53,288,449
TOTAL ASSETS		$ 1,004,280,059
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Short-term bank loans		195,600,000
Drafts payable		34,900,229
Payable to brokers and dealers:		
Securities failed to receive		12,973,257
Deposits received for securities loaned		86,017,500
Clearing organizations		10,777,890
		109,768,647
Payable to customers		128,676,340
Securities sold, but not yet purchased, at fair value		203,376,123
Due to Parent Company and affiliates		9,596,186
Accrued employee compensation		59,871,969
Accounts payable and accrued expenses		26,403,066
		768,192,560
Liabilities subordinated to claims of general creditors		51,543,398
Stockholder's equity:		
Capital Stock - par value $1, authorized 30,000 shares, outstanding 1,000 shares		1,000
Additional paid-in capital		50,003,661
Retained earnings		134,539,440
TOTAL STOCKHOLDER'S EQUITY		184,544,101
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,004,280,059

See notes to Consolidated Statement of Financial Condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Stifel, Nicolaus & Company, Incorporated and Subsidiaries (collectively referred to as the "Company") are principally engaged in retail brokerage, securities trading, investment banking and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest and Mid-Atlantic regions. The Company's principal customers are individual investors, corporations, municipalities and institutions.

Basis of Presentation

The consolidated financial statement includes the accounts of Stifel, Nicolaus & Company, Incorporated ("Stifel") and its subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation. The amounts included in the accompanying Consolidated Statement of Financial Condition related to the subsidiaries are immaterial. The Company is a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent Company").

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates. Management considers the accrual for litigation its most significant estimate susceptible to change.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Security Transactions

Securities owned, and securities sold, but not yet purchased, are carried at fair value.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Securities purchased under agreements to resell (Resale Agreements) and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Customer security transactions are recorded on a settlement date basis. Principal securities transactions are recorded on a trade date basis.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender generally in excess of the market value of securities borrowed. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned generally on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default. Such receivables and payables with the same counterparty are not set off on the Company's Consolidated Statement of Financial Condition.

Loans and Advances

The Company offers transition pay, principally in the form of upfront loans, to investment executives and certain key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a five to ten year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. Management monitors and compares individual investment executive production to each loan issued to ensure future recoverability.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent Company and its subsidiaries. The Company also files on a stand-alone basis in certain other states. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and the Company's stand-alone tax liability or receivable is included in the accompanying Consolidated Statement of Financial Condition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Fair Value

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value Securities owned, and securities sold, but not yet purchased, and investments include securities that are marketable and securities that are not readily marketable. Marketable securities are carried at fair value based on either quoted market or dealer prices, or accreted costs. The fair value of securities, for which a quoted market or dealer price is not available, is based on management's estimates. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term. The fair value of non-marketable securities at December 31, 2006 of $6,152,602 is included in the Consolidated Statement of Financial Condition under the caption "Other assets".

Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Except for the Company's subordinated liabilities (see Note H), the Company's remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Recent Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3*, ("SFAS No. 154"). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. The adoption of SFAS No. 154 did not have a material impact on the Company's Consolidated Statement of Financial Condition.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective for the Company on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's Consolidated Statement of Financial Condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for the fiscal years beginning after November 15, 2007. The Company is currently assessing the impact that SFAS No. 157 will have on the Company's Consolidated Statement of Financial Condition.

In February 2007, the FASB issued SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115*("SFAS No.159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The choice to adopt early should be made after issuance of this Statement but within 120 days of the beginning of the fiscal year of adoption, provided the entity has not yet issued financial statements, including notes to those financial statements, for any interim period of the fiscal year of adoption. The Company is evaluating the impact that the adoption of SFAS No. 159 will have, if any, on the Company's Consolidated Statement of Financial Condition.

NOTE B — CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2006, cash of $17,096 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The Company performs a weekly reserve calculation for proprietary accounts of introducing brokers ("PAIB") which includes accounts of an affiliated introducing broker. At December 31, 2006, no deposit was required. Cash of $1,000 has been segregated in a reserve bank account for the exclusive benefit of PAIB.

NOTE C — SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Pledged securities that can be sold or repledged by the secured party are identified as "Securities owned and pledged" on the Consolidated Statement of Financial Condition. The components of securities owned and securities sold, but not yet purchased at December 31, 2006, are as follows:

Securities, at fair value:	Owned	Sold, but not yet purchased
U.S. Government obligations	$ 152,182,146	$ 190,963,004
State and municipal bonds	54,811,573	15,989
Corporate obligations	115,158,716	10,830,570
Corporate stocks	15,017,531	1,566,560
	$ 337,169,966	$ 203,376,123

NOTE D — SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of bank loans and securities lending arrangements. The Company borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available ongoing credit arrangements with banks totaled $605,000,000 at December 31, 2006, of which $409,400,000 was unused. There are no compensating balance requirements under these arrangements. At December 31, 2006 the Company had short-term bank loans of $195,600,000 at an average rate of 5.63%. The average bank borrowing was $148,683,355 in 2006, at a weighted average interest rate of 5.36%. At December 31, 2006, the Company had a securities loan balance of $86,017,500 at an average rate of 5.01%. During 2006, the average outstanding securities lending arrangements utilized in financing activities was $114,912,831 at an average effective interest rate of 4.85%. Primarily, customer securities were utilized in these arrangements.

NOTE E — COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2006, had no material effect on the Consolidated Statement of Financial Condition.

In connection with margin deposit requirements of The Options Clearing Corporation ("OCC"), the Company has pledged customer-owned securities valued at $31,505,227. At December 31, 2006, the amounts on deposit satisfied the minimum margin deposit requirement of $27,204,612.

NOTE E — COMMITMENTS AND CONTINGENCIES-(CONTINUED)

In connection with margin requirements of the National Securities Clearing Corporation, the Company deposited $5,400,000 in cash. At December 31, 2006, the amount on deposit satisfied the minimum margin deposit requirement of $4,101,371.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

At December 31, 2006, the future minimum rental commitments for office space and equipment with initial or remaining non-cancelable lease terms in excess of one year, some of which contain escalation clauses and renewal options, are as follows:

Year Ending December 31,	Operating Leases
2007	$ 17,303,895
2008	15,266,356
2009	12,511,484
2010	10,504,997
2011	7,657,468
Thereafter	27,298,846
	$ 90,543,046

The Company leases furniture and equipment, under a month-to-month lease agreement, from the Parent Company.

NOTE F — NET CAPITAL REQUIREMENTS

Stifel is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"), which requires the maintenance of minimum net capital, as defined. Stifel has elected to use the alternative method permitted by the Rule, which currently requires maintenance of minimum net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid to affiliates if resulting net capital would be less than 5% of aggregate debit items.

Subsequent to the issuance of the financial statements for the year ended December 31, 2006, the Company determined that it had erroneously included certain non-customer balances with its customer account balances. As a result, the unconsolidated supplemental schedules related to the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements pursuant to Rule 15c3-3 have been restated to reflect the exclusion of the aforementioned non-customer balances. At December 31, 2006 (as restated), Stifel had net capital of $134,369,176, which was 44.85% of aggregate debit items and $128,377,398 in excess of minimum required net capital.

NOTE G — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, and incentive stock award plans. In addition, the Company has a deferred compensation plan available to Investment Executives ("I.E.'s"), a portion of which is invested in Parent Company Stock Units.

NOTE H — LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a deferred compensation plan available to I.E.'s who achieve a certain level of production whereby a certain percentage of their earnings is deferred as defined by the plan, a portion of which is deferred in the Parent Company stock units and the balance into optional investment choices. The Company purchases mutual funds to hedge its liability to I.E.'s who choose to base the performance of their return on the index mutual fund options. The Company obtained approval from the New York Stock Exchange ("NYSE") to subordinate the liability for future payments to I.E.'s for that portion of compensation not deferred in the Parent Company stock units. Beginning with deferrals made in plan year 1997, the Company issued cash subordination agreements to participants in the plan pursuant to provisions of Appendix D of Securities and Exchange Act ("SEA") Rule 15c3-1.

The Parent Company entered into a $35,000,000 subordinated loan agreement with the Company, as approved by the NYSE on September 27, 2005, pursuant to provisions of Appendix D of SEA Rule 15c3-1. The loan is callable September 30, 2010 and bears interest at 6.38% per annum.

In addition, the Parent Company entered into a subordinated loan agreement with the Company, as approved by the NYSE on September 27, 2005, pursuant to provisions of Appendix D of SEA Rule 15c3-1, in the amount of $12,218,282 which had previously been considered contributed capital. The loan is callable June 30, 2007 and bears interest at 9% per annum.

NOTE H — Liabilities Subordinated To Claims Of General Creditors (continued)

The Company has included in its computation of net capital the following cash subordination agreements:

Lender	Due	Amount
Various Investment Executives	January 31, 2007	720,107
Stifel Financial Corp.	June 30, 2007	12,218,282
Various Investment Executives	January 31, 2008	913,709
Various Investment Executives	January 31, 2009	1,300,019
Various Investment Executives	January 31, 2010	1,391,281
Stifel Financial Corp.	September 30, 2010	35,000,000
		$ 51,543,398

At December 31, 2006, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms, was $41,238,164.

NOTE I — Legal Proceedings

The Company is named in and subject to various proceedings and claims incidental to its securities business activities, including lawsuits, arbitration claims and regulatory matters. While the ultimate outcome of pending litigation, claims and regulatory matters cannot be predicted with certainty, based upon information currently known, management does not believe that the resolution of such litigation and claims will have a material adverse effect on the Company's consolidated financial condition. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

NOTE J — FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a carrying broker-dealer, the Company clears and executes transactions for three introducing broker-dealers. Pursuant to the clearing agreements, the introducing broker-dealers guarantee the performance of their customers to the Company. To the extent the introducing broker-dealers are unable to satisfy their obligations under the terms of the respective clearing agreements, the Company would be secondarily liable. However, the potential requirement for the Company to fulfill these obligations under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, customer securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, as well as relend securities in the normal course of business, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis, utilizing firm and customer margin securities in compliance with Security and Exchange Commission ("SEC") rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales), and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

NOTE J — Financial Instruments With Off-Balance Sheet Credit Risk - (continued)

The Company manages its risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

At December 31, 2006, securities, primarily from customer margin and securities borrowing transactions, of approximately $375,400,000 were available to the Company to utilize as collateral on various borrowings for other purposes. The Company had utilized a portion of these available securities as collateral for stock loans of $83,398,900, OCC margin requirements of $31,505,227 and customer short sales of $13,817,708.

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations primarily in the Midwest.

NOTE K — Related Party Transactions

Under an agreement, the Company provides all funding for the Parent Company's cash requirements and accordingly all expenditures of the Parent Company are recorded through the inter-company account. The Company leases certain furniture and equipment from the Parent Company and funds its incentive stock award plans (See Note G) with Parent Company stock and records these transactions through the inter-company account. In addition, the Company records the Parent Company's cash receipts through the inter-company account. In addition, the Company records the Parent Company's cash receipts through the inter-company account. During the year, the Parent Company's Board of Directors authorized and contributed $29,115,072 contribution of capital. At December 31, 2006 the due to Parent Company and affiliates was $9,596,186.

The Company serves as a carrying broker-dealer and clears the securities transactions on a fully disclosed basis of an affiliated company, Century Securities Associates, Inc. ("CSA") Under the arrangement, the Company has a PAIB agreement with CSA. At December 31, 2006, the due from CSA of $180,878 consisted of commissions payable net of brokerage and clearing expense, payroll, independent contractor fees, and taxes that were paid on behalf of CSA and is included in the Consolidated Statement of Financial Condition under the caption "Due from affiliates". The Company also serves as a carrying broker-dealer and clears the securities transactions on a fully disclosed basis of Stifel Nicolaus Limited ("Stifel Limited"), an affiliated company. At December 31, 2006, the due to Stifel Limited of $77,542 is included in the Consolidated Statement of Financial Condition under the caption "Due to Parent Company and affiliates".

NOTE K — RELATED PARTY TRANSACTIONS (CONTINUED)

The Company records interest expense on its inter-company debt and subordinated debt to the Parent through the inter-company account.

The Company provides management services for two affiliated companies, Stifel Capco I, LLC and Stifel Capco II, LLC, and receives a fee for such services. At December 31, 2006, the receivable from the affiliated companies of $1,530,858 for such services is included in the Consolidated Statement of Financial Condition under the caption "Due from affiliates".

NOTE L — INCOME TAXES

The Company's net deferred tax asset consists of the following temporary differences, at December 31, 2006:

Deferred compensation	$ 8,584,094
Accruals not currently deductible	1,374,620
Prepaid expenses	(1,191,873)
Investment valuation	(850,442)
Deferred tax asset	**$ 7,916,399**

At December 31, 2006, no valuation allowance has been established against deferred tax assets since it is more likely than not that the deferred tax asset will be realized.

NOTE M – PARENT COMPANY'S ACQUISITION

On December 5, 2006, the Parent Company closed on the acquisition of the private client business and certain assets of Miller Johnson Steichen and Kinnard ("MJSK"), a privately held broker dealer. Under the terms of the agreement the Parent Company paid $7,780,050 in cash including non-compete agreements of $734,000, which will be amortized over a five year period and is included in the Consolidated Statement of Financial Condition under the caption "Other Assets". In addition in January 2007, the Company issued approximately $4,133,000 in upfront notes and approximately $493,000 in Parent Company restricted stock units to certain investment executives and assumed certain office lease obligations. Eighty four former employees of MJSK became employees of the Company on December 5, 2006.

NOTE N – IMPACT OF THE NYSE/ARCHIPELAGO MERGER

On March 7, 2006, the New York Stock Exchange ("NYSE") and Archipelago Holdings Inc. ("Archipelago") completed the combination of their businesses through a series of mergers into a new holding company, NYSE Group, Inc. ("NYSE Group"). As a result of the merger, the Company received $370,640 in cash, and 80,177 shares of NYSE Group common stock for its NYSE seat membership. The shares are subject to certain transfer restrictions that expire ratably over a three-year period, unless the NYSE Group board of directors elects to remove or reduce the restrictions. On May 5, 2006, the Company sold 51,900 shares of NYSE Group through a secondary public offering. The Company received cash proceeds of $3,127,763 or $60.27 per share which represented the fixed offering price.

NOTE O – SUBSEQUENT EVENTS

On April 2, 2007, the Parent Company completed its acquisition of First Service Financial Company, a Missouri corporation ("First Service"), and its wholly-owned subsidiary FirstService Bank, a Missouri bank, by means of the merger (the "Merger") of First Service with and into FSFC Acquisition Co. ("AcquisitionCo"), a Missouri corporation and wholly-owned subsidiary of Stifel, with AcquisitionCo surviving the Merger. The total consideration paid by the Parent Company in the Merger for all of the outstanding shares of First Service was approximately $37,900,000 cash; of this amount, approximately $990,000 has been deposited into escrow pending satisfaction of certain contingencies provided for in an escrow agreement among the Parent Company, First Service, AcquisitionCo, UMB Bank, N.A., as escrow agent, and the shareholders' committee specified in the escrow agreement. Upon consummation of the Merger, the Parent Company became a bank holding company and a "financial holding company," subject to the supervision and regulation of The Board of Governors of the Federal Reserve System. Also, FirstService Bank has converted its charter from a Missouri bank to a Missouri trust company and changed its name to "Stifel Bank and Trust."

On January 9, 2007, the Parent Company announced that it has entered into an agreement with BankAtlantic Bancorp, Inc. to purchase Ryan Beck Holdings, Inc. and its wholly-owned subsidiary Ryan Beck & Co., Inc. ("Ryan Beck"), a NASD firm, by means of the merger of Ryan Beck Holdings and its wholly-owned subsidiary Ryan Beck with and into SF RB Merger Sub, a wholly-owned subsidiary of the Parent Company with SF RB Merger Sub surviving the merger. The transaction closed on February 28, 2007. Ryan Beck will continue to operate as a separate broker-dealer until after all existing branches of Ryan Beck are converted to the Company. Under terms of the agreement the Parent Company paid $3,172,501 in cash and issued 2,467,600 shares of Parent Company common stock at approximately $49.82 per share. The Company also issued five-year immediately exercisable warrants to purchase up to 500,000 shares of Parent Company common stock at an exercise price of $36.00 per share. If certain levels of defined revenues attributable to specified individuals of Ryan Beck's private client division are achieved, over a two-year period, the Parent Company will make a contingent payment of up to $40,000,000. In addition, if certain levels of defined revenues attributable to specific individuals in Ryan Beck's existing investment banking division are achieved, the Parent Company will make a contingent payment equal to 25% of the excess over $25,000,000 for each of the next two years. The contingent payments may be made, at the Parent Company's election, in cash or Parent Company stock. In addition to the transaction consideration described above, the Company has agreed to establish a retention program valued at approximately $42,000,000.

******

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 1829
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of
Stifel, Nicolaus & Company, Incorporated
St. Louis, Missouri

In planning and performing our audit of the consolidated financial statement of Stifel, Nicolaus & Company, Incorporated and Subsidiaries (the "Company") (a wholly-owned subsidiary of Stifel Financial Corp.) as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007, except for Notes F and O which are September 7, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives, except for the Company's failure to properly calculate the periodic computation of the reserve required by Rule 15c3-3(e), resulting in an insufficient amount held on deposit in reserve bank accounts. These conditions were considered in determining the nature, timing, and extent of the procedures.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

September 7, 2007

END